KEYSTONE HIGH INCOME BOND FUND (B-4)



     Revised Article 4, Section 4.1 of the By-Laws as adopted by the Board of Trustees on June 19, 1996:


     4.1 Term. A Trustee shall serve until his or her death, retirement, resignation or removal from office or until his or her successor is elected and qualifies. A Trustee holding office shall automatically retire on December 31 of the year in which he or she reaches the age of seventy-five.





Dated: September 13, 1996